02037578

RECD S.E.C.
MAY 24 2002
1086

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of May 24, 2002

P.E. 5-24-02

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated May 20, 2002;
2. Press Release, dated May 22, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

FINAL ARRANGEMENT PROCEEDING OPENS IN WARSAW FOR NETIA SUBSIDIARY

WARSAW, Poland – May 20, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced that the court in Warsaw today opened an arrangement proceeding with respect to Netia South Sp. z o.o., one of its subsidiaries, with a deadline for verifying creditors' claims set for July 16, 2002.

As previously announced, filings for opening of arrangement proceedings had also been made by Netia Holdings S.A. and another of its subsidiaries, Netia Telekom S.A. These two arrangement proceedings were opened on May 15, 2002 and April 22, 2002 for Netia Holdings S.A. and Netia Telekom S.A., respectively.

The arrangement proceedings for Netia Holdings S.A., Netia Telekom S.A. and Netia South Sp. z o.o. are occurring in the context of the Restructuring Agreement reached on March 5, 2002 with Netia's bondholders and certain of its creditors.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, it Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, and its Current Report on Form 6-K filed with the Commission on May 7, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA RECEIVES FAVORABLE DECISION FROM NASDAQ LISTING QUALIFICATIONS PANEL REGARDING CONTINUED LISTING

WARSAW, Poland – May 22, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced today that it had received a favorable decision by the Nasdaq Listing Qualifications Panel regarding the continued listing of its American Depositary Shares ("ADSs") on The Nasdaq National Market.

On March 21, 2002, Netia received a Nasdaq Staff Determination that it was not in compliance with the continued listing requirements of The Nasdaq National Market and that its ADSs were subject to delisting. On March 25, 2002, Netia requested an appeal of the Staff Determination through an oral hearing and submission of supporting documentation and presented its appeal before the Nasdaq Listing Qualifications Panel in an oral hearing on April 18, 2002.

In its decision, the Nasdaq Listing Qualifications Panel determined to continue the listing of Netia's ADSs on The Nasdaq National Market subject to the following conditions: on or before July 9, 2002, Netia must provide to Nasdaq (1) documentation evidencing that Netia has either (a) received approval of its creditors and the court in Poland presiding over its arrangement proceedings to move forward with its restructuring plan, or (b) received written agreements from a sufficient number of creditors to allow Netia to withdraw from the arrangement proceedings and proceed with a voluntary exchange offer in its restructuring; and (2) a schedule by which Netia will consummate its restructuring plan and satisfy all of the requirements for continued listing on The Nasdaq National Market. After July 9, 2002, Nasdaq will review the additional documentation provided by Netia and determine whether continued listing of its ADSs on The Nasdaq National Market remains appropriate and, if so, on what terms.

The arrangement proceedings for Netia and its subsidiaries are occurring in the context of the restructuring of Netia's balance sheet.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, it Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, and its Current Report on Form 6-K filed with the Commission on May 7, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2002

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance